ABIOMED, Inc.

Filing Type:               Form 425
Description:               ABIOMED press release related to Thermo
                           Cardiosystems' Board reaffirmation of its agreement
                           with Thoratec
Filing Date:               January 19, 2001
Period End:                N/A

Primary Exchange:          NASDAQ
Ticker:                    ABMD

ABIOMED COMMENTS ON THERMO CARDIOSYSTEMS' BOARD ACTION

         DANVERS, MA, January 19, 2001--ABIOMED, Inc. (NASDAQ: ABMD), a leader in heart assist and replacement technology, commented today on the announcement by Thermo Cardiosystems Inc. (AMEX: TCA) that its Board of Directors has reaffirmed its agreement, first announced in October 2000, to merge TCA with Thoratec Laboratories, Inc. ABIOMED has made a series of recent offers to acquire TCA.

         "We are not surprised by the TCA Board's action," said Dr. David M. Lederman, ABIOMED's President and Chief Executive Officer. "It is our understanding that TCA's statement comes in response to the time constraints of a request made by Thoratec under the provisions of their merger agreement. We believe that TCA should continue to evaluate our offer, which has consistently been for a higher value than what is being offered by Thoratec. We understand that TCA is restricted from talking with us but if they were to do so we are confident that they would appreciate the superior value in our offer. We urge TCA to seek input from its customers relative to the value that ABIOMED could bring to TCA."

         "Failure of TCA to reaffirm the agreement before they complete an assessment of ABIOMED's offers would have invoked a $12 million penalty payment," Dr. Lederman continued. "Ample time and opportunity remain for TCA to recognize that our offer is superior for TCA's shareholders, customers and employees, and to act on that recognition." A meeting of TCA's shareholders to vote on the proposed merger is scheduled for February 13, 2001. If Thoratec's shares do not average at least $14 for the 20 trading days which began January 9th, the minimum price threshold set forth in their merger agreement, TCA has the option to withdraw from the merger agreement without penalty. "The Thoratec arrangement was in place first and, as such, it is possible that TCA may elect to stick to that arrangement despite ABIOMED's superior offer consisting of higher overall value and including a minimum of 21.7% in cash."

         Dr. Lederman added, "Our interest in acquiring TCA remains strong. We see TCA's products as very complementary to our own and working together we envision increasing the rate of revenue growth for these products. In addition, we believe that because of our common customers, cultures and geographic proximity to one another the integration of the companies would be done quickly and effectively so as to maximize shareholder value. While we will be disappointed if TCA elects not to accept our offer, we view TCA as being additive rather than necessary for the growth of our business. We are very optimistic about ABIOMED's prospects without TCA and we would be even more excited with TCA."

         Based in Danvers, Massachusetts, ABIOMED, Inc. (pronounced "AB'-EE-O-MED") is a leading developer, manufacturer and marketer of medical products designed to assist or replace the pumping function of the failing heart. The Company's AbioCor-TM- Implantable Replacement Heart is in an advanced stage of development and moving into a state of preparedness for initial human trials. ABIOMED currently manufactures and sells the BVS-Registered Trademark-, a temporary heart assist device, for the support of all patients with failing but potentially recoverable hearts.


This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with this proposed business combination with Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy statement/prospectus and other documents filed with the SEC by ABIOMED, will be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

ABIOMED, its directors and certain of its executive officers may be considered participants in any solicitation of proxies made in connection with the proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.